Exhibit 99.1
NEWS RELEASE

FOR IMMEDIATE RELEASE - September 12, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	PETROKAZAKHSTAN ANNOUNCES FURTHER DETAILS REGARDING SALE TO CNPC INTERNATIONAL LTD.

CALGARY, Alberta - PetroKazakhstan Inc. announced today that it will hold a special meeting of shareholders in Calgary, Alberta on October 18, 2005 for shareholders to vote on the proposed arrangement whereby a Canadian subsidiary of CNPC International Ltd. will acquire all of the outstanding common shares of PetroKazakhstan for US$55.00 cash per share (the "Arrangement"). The total transaction value is approximately US$4.18 Billion. A record date of September 16, 2005 has been fixed by the Board of Directors of the Company for shareholders to receive notice of, and vote at, the special meeting. An information circular describing the Arrangement is expected to be mailed to shareholders and filed with the relevant securities regulators on September 19, 2005. The timing of the record date and meeting date is subject to PetroKazakhstan obtaining an interim order from the Court of Queen's Bench of Alberta. The Board of Directors of the Company, upon the advice of the Special Committee, has recommended that shareholders vote in favour of the Arrangement on October 18, 2005.

As previously disclosed, CNPCI agreed to consider an alternative proposal (the "Spin-off Proposal") which would have allowed shareholders to elect to receive, instead of US$55.00 cash per share, cash consideration of US$54.00 per share and one share of a newly-formed oil and gas company that would seek oil and gas development opportunities in Central Asian countries other than Kazakhstan (the "Central Asian Opportunity"). Having considered the Spin-off Proposal, CNPCI has now advised PetroKazakhstan that it does not wish to proceed with the Spin-off Proposal as part of the Arrangement. CNPCI has informed PetroKazakhstan that it has chosen not to proceed with the Spin-off Proposal due in particular to the potential impact on its transaction structuring and planning, the liabilities that it believes would potentially have been retained or incurred by PetroKazakhstan following the Arrangement, and concerns regarding the impact on the timing of the Arrangement. Accordingly, the Arrangement will proceed on the basis of CNPCI's offer of US$55.00 cash per share.

To ensure that PetroKazakhstan's shareholders will be entitled to participate in the Central Asian Opportunity if the Arrangement is not successfully completed, CNPCI has agreed that PetroKazakhstan may continue to incur certain costs related to the ongoing development of the Central Asian Opportunity up to the effective date of the Arrangement. In addition, CNPCI has agreed that the Company's Chairman and Chief Executive Officer and certain other members of the Company's management may pursue the Central Asian Opportunity if the Arrangement is successfully completed. The Special Committee and the Board of Directors of the Company have also determined that they do not object to the pursuit of the Central Asian Opportunity by these executives in the event that the Arrangement is successfully completed.

More detailed information concerning the Arrangement, the Special Committee's deliberations and general background with respect to the Arrangement will be set forth in the information circular to be mailed next week.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. The Company is engaged in the acquisition, exploration, development and production of oil and gas, the refining of crude oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. The Company's website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

At PetroKazakhstan, for further information please contact:
Ihor P. Wasylkiw Vice President, Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)